Preliminary Term Sheet

Date Prepared: February 2, 2006

WaMu Mortgage Pass-Through Certificates, Series 2006-AR2
$335,470,100 (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates
5/1 and 10/1 Hybrid, Adjustable Rate Residential Mortgage Loans

Class (1)	Principal Amount (Approx.) (2)	WAL (Yrs) To Wtd Avg CPB/Mat (3)	Pmt Window (Mths) To Wtd Avg CPB/Mat (3)	Interest Rate Type	Tranche Type	Expected Ratings S&P and Fitch
1-A1	$ 194,174,000	2.59 / 3.36	1-60 / 1-360	Variable (4)	Senior	AAA/ AAA
1-A2	$ 8,407,000	2.59 / 3.36	1-60 / 1-360	Variable (4)	Mezz	AAA/AAA
2-A1	$ 116,828,000	3.22 / 3.40	1-120 / 1-360	Variable (4)	Senior	AAA/AAA
2-A2	$ 5,058,000	3.22 / 3.40	1-120 / 1-360	Variable (4)	Mezz	AAA/AAA
R	$ 100				Senior/Residual	AAA/AAA
B1	$ 7,279,000	4.87 / 6.13	1-120 / 1-360	Variable (5)	Subordinate	AA/NR
B2	$ 2,370,000	4.87 / 6.13	1-120 / 1-360	Variable (5)	Subordinate	A/ NR
B3	$ 1,354,000	4.87 / 6.13	1-120 / 1-360	Variable (5)	Subordinate	BBB/NR
B4	$ 1,354,000	Privately Offered Certificates		Variable (5)	Subordinate	BB/NR
B5	$ 1,016,000			Variable (5)	Subordinate	B/NR
B6	$ 676,034			Variable (5)	Subordinate	NR/NR

Total:

$ 338,516,134

(1)     Distributions on the Class 1-A1 and Class 1-A2 Certificates will be derived primarily from a pool of 5/1 adjustable rate mortgage loans (“Group I Mortgage Loans”).  Distributions on the Class 2-A1 and Class 2-A2 Certificates will be derived primarily from a pool of 10/1 adjustable-rate mortgage loans (“Group II Mortgage Loans”).  Distributions on the Subordinate Certificates will be derived from the Group I and Group II Mortgage Loans.  Distributions on the Class R Certificates will be derived from the Group I or Group II Mortgage Loans.

(2)     Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(3)     WAL and Payment Window for the Class A Certificates are shown to a pricing prepayment speed to the reset date (CPB) (as described herein) and to Maturity.

(4)     For each Distribution Date, the Class 1-A1 and Class 1-A2 Certificates will have an interest rate equal to the Net WAC (as discussed herein) of the Group I Mortgage Loans.  For each Distribution Date, the Class 2-A1 and Class 2-A2 Certificates will have an interest rate equal to the Net WAC of the Group II Mortgage Loans.

(5)     For each Distribution Date, the Subordinate Certificates will have an interest rate equal to the weighted average of the Net WAC of the Group I and the Group II Mortgage Loans.

Depositor: WaMu Asset Acceptance Corp. (“WAAC”).

Sponsor and Servicer: Washington Mutual Bank (“WMB”).

Lead Manager:  WaMu Capital Corp.

Trustee: LaSalle Bank

Rating Agencies: It is expected that the Senior Certificates will be rated by Standard & Poor’s and Fitch.  The Subordinate Certificates other than the Class B-6 Certificates will be rated by only one rating agency.  The Class B-6 Certificates will not be rated.  It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.

Statistical Cut-Off Date: January 1, 2006 .

Cut-off Date: February 1, 2006.

Expected Pricing Date: On or about February 3, 2006.

Closing Date: On or about February 17 2006.

Distribution Date: The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in March 2006.

Servicing Fee: 0.375% per annum of the principal balance of each of the Group I Mortgage Loans.

 0.250% per annum of the principal balance of each of the Group II Mortgage Loans

Certificates: The “Senior Certificates” will consist of the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2 Certificates (the “Class A Certificates”) and the Class R Certificates. The “Subordinate Certificates” will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates.  The “Subordinate Offered Certificates” will consist of the Class B-1, Class B-2 and Class B-3 Certificates.  The Senior Certificates and the Subordinate Offered Certificates are collectively referred to herein as the “Certificates.”  The Class A Certificates and Subordinate Offered Certificates (the “Offered Certificates”) are being offered hereby.

Accrued Interest: The Offered Certificates settle with accrued interest.  The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (16 days).

Interest Accrual Period: The interest accrual period with respect to the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration: The Offered Certificates will be made available in book-entry form through DTC.  It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for federal tax income purposes.  The Class R Certificates will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.  Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws.  The Class R Certificates are not expected to be ERISA eligible.

SMMEA Treatment: The Class A and B-1 Certificates are expected to constitute “mortgage related securities” for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the trust which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the “Optional Call Date”).

Pricing Prepayment

Speed: The Class A Certificates will be priced to a prepayment speed of 25% CPB.

 The Subordinate Offered Certificates will be priced to a prepayment speed of 25% CPR.

Compensating Interest: Compensating interest paid by the servicer with respect to each loan group will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the mortgage loans in that loan group made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group, any reinvestment income realized by the servicer relating to payoffs on the mortgage loans in that loan group made during the prepayment period, and interest payments on the payoffs in that loan group received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group.

Mortgage Loans: As of January 1, 2006, the aggregate principal balance of the mortgage loans described herein is approximately $338,516,135 (the “Mortgage Loans”). The Mortgage Loans are non-convertible, adjustable rate One Year CMT or One Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 60 months or 120 months after the date of origination of each mortgage loan (“5/1 ARM” and “10/1 ARM”).  Eleven of the mortgage loans will be “Buydown Loans,” which are mortgage loans for which scheduled payments of principal and/or interest have been subsidized for a period of time through a fund provided by the originator or another person at the time of origination.

5/1 ARM or Group I Mortgage Loans

As of January 1, 2006, the aggregate principal balance of the Group I mortgage loans described herein is approximately $211,352,298 (the “Group I Mortgage Loans”). Each Group I Mortgage Loan has an original term to maturity of 30 years.  As of the Cut-off Date, approximately 95.10% of the Group I Mortgage Loans are scheduled to pay only interest for the first 5 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining 25 year term.  The Mortgage Loans are secured by first liens on one- to four-family residential properties, or shares of cooperative units.  See the attached collateral descriptions for more information.

10/1 ARM or Group II Mortgage Loans

As of January 1, 2006, the aggregate principal balance of the Group II mortgage loans described herein is approximately $127,163,837 (the “Group II Mortgage Loans”). Each Group II Mortgage Loan has an original term to maturity of 30 years.  As of the Cut-off Date, approximately 96.38% of the Group II Mortgage Loans are scheduled to pay only interest for the first 10 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining 20 year term.  The Mortgage Loans are secured by first liens on one- to four-family residential properties, or shares of cooperative units.  See the attached collateral descriptions for more information.

 On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $338,516,135, subject to an upward or downward variance of no more than 10%.  It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein.  The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an upward or downward variance of no more than 10% from amounts shown on the front cover hereof.

Net WAC:  The Net WAC for the Class A Certificates is equal to the weighted average of the mortgage interest rates on the related Group I or Group II Mortgage Loans, as applicable (as of the second preceding due date) less the per annum rate at which the applicable servicing fee is calculated.  The Net WAC for the Subordinate Certificates is equal to the weighted average of the mortgage interest rates on the Group I and Group II Mortgage Loans, as applicable (as of the second preceding due date) less the per annum rate at which the applicable servicing fee is calculated.

Credit Enhancement: Senior/subordinate, shifting interest structure.  The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Class A Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially 4.15% total subordination.

Shifting Interest: Until the first Distribution Date occurring after February 2013, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the

Subordinate Certificates has doubled prior to such date as described below).  After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
March 2006 – February 2013	0% Pro Rata Share
March 2013 – February 2014	30% Pro Rata Share
March 2014 – February 2015	40% Pro Rata Share
March 2015 – February 2016	60% Pro Rata Share
March 2016 – February 2017	80% Pro Rata Share
March 2017 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates has at least doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in March 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, do not exceed 20%,  the Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments or (ii) on or after the Distribution Date in March 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, do not exceed 30%, the Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments.

In the event that a senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the related Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the related Mortgage Loans as of the Cut-off Date), the related Senior Certificates will receive all unscheduled prepayments for the related Mortgage Loan, regardless of any prepayment percentages.

Allocation of Realized Losses: Any realized losses on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; second, to the Senior Certificates (other than the Class R Certificates) until each respective class principal balance has been reduced to zero as follows:

(a)            any realized losses remaining on the Group I Mortgage Loans will be first applied to the Class 1-A2 certificates and then to the Class 1-A1; and

(b)            any realized losses remaining on the Group II Mortgage Loans will be first applied to the Class 2-A2 certificates and then to the Class 2-A1.

Because the Class B Certificates represent interests in all loan groups, the class principal balances of those certificates could be reduced to zero as a result of realized losses on the mortgage loans in any of these loan groups. Therefore, the allocation of realized losses on the mortgage loans from any loan group to the Class B Certificates will reduce the subordination provided by the subordinate certificates to all of the senior certificates, including the senior certificates related to the loan group or loan groups that did not suffer any losses.  This will increase the likelihood that future realized losses may be allocated to the senior certificates related to a loan group that did not suffer any previous losses.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1)             Senior Certificates, pro rata based on amounts due, accrued and unpaid interest, at the related Certificate Interest Rate;

2)             From the Group I Mortgage Loans, Class R Certificate principal until its balance is reduced to zero;

3)             From the Group I Mortgage Loans principal to the Class 1-A1 and Class 1-A2 Certificates pro rata, until their certificate principal balances are reduced to zero;

4)             From the Group II Mortgage Loans principal to the Class 2-A1 and Class 2-A2 Certificates pro rata, until their certificate principal balances are reduced to zero;

5)             Class B-1, Class B-2 and Class B-3 Certificates, in sequential order, accrued and unpaid interest at the respective certificate interest rates and the respective shares of principal allocable to such Classes;

6)             Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the respective certificate interest rates and the respective shares of principal allocable to such Classes; and

7)             Class R Certificate, any remaining amount.